ASML Wins Major Order from Japan’s Matsushita Electric Industrial

VELDHOVEN, the Netherlands, November 9, 2004 — ASML Holding NV (ASML) today announced the name of its fourth Japanese customer: Matsushita Electric Industrial. In July, ASML received an order for its TWINSCAN™ lithography system for 300 mm production from Japan’s largest electronics and electrical-equipment manufacturer and home to Panasonic. The sale marks a milestone in ASML’s expansion within the Japanese market, which traditionally has been dominated by local lithography companies.

Matsushita chose ASML’s equipment for volume production of the latest generation of system-on-a-chip (SoC) devices. It will install the system in its first 300 mm fab located in Uozu, Japan.

“To continuously strengthen Matsushita System LSI’s business, we selected ASML for its excellent total performance,” said Matsushita Electric Industrial Semiconductor Company.

ASML announced plans to increase its service, sales and marketing operations in Japan to serve its growing regional customer base. This sale marks the eighth location in Japan in which ASML systems have been installed. Other successes in the Japanese market include recently announced strategic alliances with Tokyo Electron Limited and Dainippon Screen Manufacturing Co., Ltd.

“Japan is an important market. ASML is committed to raising awareness of our technology leadership and customer focus in this region. This sale secures our place as a leading supplier of advanced 300 mm equipment in Japan,” said Eric Meurice, president and CEO, ASML.

Hitachi High-Technologies Corporation, headquartered in Tokyo and serving as the exclusive sales agent for ASML in Japan, was instrumental in securing the order.

About ASML

ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

ASML Tom McGuire Vice President Communications corpcom@asml.com tel: +31.40.268.5758 fax: +31.40.268.3655

ASML Elizabeth Kitchener Director Corporate Communications corpcom@asml.com tel: +1.203.761.6300 fax: +1.203.761.4207

ASML Craig DeYoung Vice President Investor Relations craig.deyoung@asml.com tel: +1.480.383.4005 fax: +1.480.383.3976

ASML Franki D'Hoore Director European Investor Relations & EU Affairs franki.dhoore@asml.com tel: +31.40.268.6494 fax: +31.40.268.3655